

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2026

Sergio P. Ermotti
Chief Executive Officer
UBS Group AG
Bahnhofstrasse 45
8001 Zurich, Switzerland

> **Re: UBS Group AG**
> **Draft Registration Statement on Form F-3**
> **Submitted January 7, 2026**
> **CIK No. 0001610520**

Dear Sergio P. Ermotti:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya Aldave at 202-551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: John Horsfield-Bardbury, Esq.